UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)[1]

CVRx, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

126638105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 126638105	Page 2

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Johnson & Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	4,109,336 (1)
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	4,109,336 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,109,336 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		19.2% (2)
12.	TYPE OF REPORTING PERSON		CO

(1) Consists of (i) 3,495,575 shares held by Johnson & Johnson Innovation-JJDC, Inc., a wholly-owned subsidiary of Johnson & Johnson, (ii) 607,725 shares issuable upon exercise of warrants to purchase Common Stock (the “Warrant Shares”) held by Biosense Webster, Inc., a wholly-owned subsidiary of Johnson & Johnson, and (iii) 6,036 shares issuable upon exercise of options to purchase Common Stock (the “Option Shares”) held by Johnson & Johnson Innovation-JJDC, Inc.

(2) Based on (i) 20,815,635 shares of Common Stock outstanding as of October 24, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on October 31, 2023, plus (ii) the Option Shares and (iii) the Warrant Shares.

CUSIP No. 126638105	Page 3

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Johnson & Johnson Innovation-JJDC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	3,501,611 (1)
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	3,501,611 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,501,611 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		16.8% (2)
12.	TYPE OF REPORTING PERSON		CO

(1) Consists of (i) 3,495,575 shares held by Johnson & Johnson Innovation-JJDC, Inc. and (ii) 6,036 shares issuable upon exercise of options to purchase Common Stock (the “Option Shares”) held by Johnson & Johnson Innovation-JJDC, Inc.

(2) Based on (i) 20,815,635 shares of Common Stock outstanding as of October 24, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on October 31, 2023, plus (ii) the Option Shares.

CUSIP No. 126638105	Page 4

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 7, 2022 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 2(c). Citizenship

J&J: New Jersey

JJDC: Delaware

Item 4. Ownership

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

CUSIP No. 126638105	Page 5

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

JOHNSON & JOHNSON
By:	/s/ Marc Larkins
Name:	Marc Larkins
Title:	Secretary

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By:	/s/ Jill McManus
Name:	Jill McManus
Title:	Assistant Treasurer